EXHIBIT 99.1

Telewest Communications plc obtains bank waiver
22-08-2002

Telewest Communications plc announces that it has secured the necessary waivers and consents from its bank group to permit it to enter into discussions with, among others, its bondholders concerning a possible reconstruction of its balance sheet.



Enquiries:

Jane Hardman, Telewest Communications plc, Tel: 0207 299 5888

Sarah Tovey, Brunswick, Tel: 0207 396 5388